Exhibit 3.1

CERTIFICATE OFAMENDMENT TO THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

TRESTLE HOLDINGS, INC.

Trestle Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

I.           Pursuant to the Unanimous Written Consent of the Board of Directors of the Corporation dated June 25, 2007, resolutions were duly adopted setting forth a proposed amendment of the Third Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable to the Corporation and its stockholders.  The resolution setting forth the proposed amendment is as follows:

RESOLVED FURTHER, that the first sentence of Article IV of the Corporation’s Third Amended and Restated Certificate of Incorporation is amended in its entirety to read as follows:

“COMMON STOCK.  The corporation shall have authority to issue One Billion, Five Hundred Million (1,500,000,000) shares of common stock with par value of one tenth of one cent ($.001) (the “Common Stock”).”

II.           That thereafter, a majority of the outstanding stock entitled to vote thereon, acting by written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware, approved the amendment.

III.           That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Eric Stoppenhagen, its Interim President & Secretary, this 17th day of August, 2007.

By:	/s/ ERIC STOPPENHAGEN
Name: Eric Stoppenhagen
Title: Interim President & Secretary